SANDSTORM GOLD ANNOUNCES AMENDMENT TO BACHELOR LAKE GOLD STREAM

Vancouver, British Columbia — September 18, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has amended the Bachelor Lake gold stream with Metanor Resources Inc. (“Metanor”). Beginning October 1, 2017, Sandstorm will purchase 20% of the gold produced from the Bachelor Lake mine at an ongoing cost of $500 per ounce, until 12,000 ounces of gold have been purchased by the Company at which time the gold stream will convert into a 3.9% net smelter returns (“NSR”) royalty. Metanor has agreed to sell a minimum of 1,500 ounces of gold to Sandstorm on a quarterly basis until the 12,000 ounce threshold has been reached.

For consideration of the gold stream amendment, Sandstorm will also receive:

•	a 3.9% NSR royalty on Metanor’s Barry project; and
•	US$2.0 million in Metanor common shares. Based on the 20-day volume weighted average share price of Metanor on the TSX Venture Exchange the number of common shares to be issued will be 3.16 million.

Metanor may elect to reduce the 3.9% NSR royalty on the Bachelor Lake or Barry projects by making a US$2.0 million payment to Sandstorm in each case (the “Purchase Option”). Upon exercising either of the Purchase Options, the Sandstorm NSR royalty will decrease to 1.8%.

Sandstorm’s President & CEO Nolan Watson remarked, “During 2017, Metanor has undergone a major restructuring with goals to achieve sustainable production at Bachelor and to effectively develop their Barry project. As part of the restructuring process, new shareholders have come in, the company has been recapitalized and there have been changes at the management and board level. The gold stream amendment is another step in Metanor’s progression and I think the structure that we’ve agreed to makes sense for both companies.”

Watson continued, “From a Sandstorm perspective we maintain meaningful exposure to production from Bachelor while adding a royalty on the Barry project, an advanced exploration-stage asset located in the emerging Urban-Barry camp.”

—  About Bachelor Lake

Bachelor Lake is located outside of Val d'Or in Québec and is a greenstone hosted, structurally controlled alkali-magmatic gold deposit that was host to a producing mine during the 1980’s. Metanor acquired the property in 2004 and undertook major upgrades to the existing mine and mill infrastructure including the installation of a carbon-in-pulp process plant as well as 160 metres in shaft development work. The current shaft has reached depths of more than 725 metres, allowing exploration and development on three additional levels (13, 14, and 15).

The mine restarted production in 2013 as a long-hole underground operation with mill capacity of 700 tonnes per day. The mill has averaged recoveries of between 96% and 98% since its commissioning. The Bachelor Lake deposit remains open in several directions and exploration diamond drilling is ongoing in order to replace mined ounces of gold.

—  About Barry

The Barry project is located 180 kilometres southwest of Chibougamau in Québec and is part of the Urban-Barry belt in the Northern Volcanic Zone of the Abitibi greenstone belt. The Barry deposit is structurally controlled with gold mineralization contained in a system of quartz-carbonate-albite-pyrite veins associated with sheared zones included in a wide deformation corridor. The mineralized zones coincide with strong IP anomalies occurring in volcanic units throughout the property.

A Preliminary Economic Assessment (“PEA”) of the project was completed in 2016 and evaluated a 1,200 tonne per day operation with mineralized material being shipped by 150 tonne trucks to Metanor’s Bachelor mill, located 110 kilometres from the Barry mine site. The economics of the PEA warranted further development at Barry and Metanor is conducting exploration drilling, has plans to complete a Pre-Feasibility study and is working towards permitting the project.

The focus of the ongoing surface drilling program at Barry has been to verify the extension of several gold bearing shear zones identified below and outside the Barry pit area. Five parallel shear zones have been identified and are now showing continuity over 600 metres along strike and 400 metres vertically while remaining open along strike and at depth. Highlights of the drill intercepts in the quartz-pyrite veins associated with the shear zones include:

•	MB-17-83: 9.0 metres of 4.8 g/t gold from 313.0 metres;
•	MB-17-88: 7.2 metres of 6.2 g/t gold from 473.4 metres;
•	MB-17-99: 8.2 metres of 7.1 g/t gold from 389.3 metres; and
o	5.5 metres of 9.4 g/t gold from 487.0 metres.

The upcoming phase of the drill campaign at the Barry project will continue to focus on identifying and extending more high-grade shear zones and two drill rigs are currently on site.

Metanor estimates the mineralized intercepts true thicknesses are 65% to 75% of the drill core intercepts reported. For more information and for complete drill results visit the Metanor website at www.metanor.ca and see the press release dated August 28, 2017.

Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 160 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178